CONSENT OF MINTEC INC.

We hereby consent to the use of our name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Gammon Lake Resources Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

1. The technical report dated January 2006, entitled "Gammon Lake Resources Inc. Ocampo Deposit Mineral Resources and Reserves Technical Report - January 2006" (the "Ocampo Deposit Report");

2. The annual information form of the Company dated March 29, 2007, which includes reference to our name in connection with information relating to the Ocampo Deposit Report, and the properties described therein.

March 29, 2007

Mintec Inc.

By: Fred Fest

Name: Fred Fest

Title: Senior Project Engineer